

Mail Stop 3561

November 24, 2009

Mr. Mikhail Tarasevich
President and Chief Executive Officer
Designer Export, Inc.
21 Pulawska St
Suite 23
Lublin, 20-051
Poland

>   **Re: Designer Export, Inc.**
>   **Form S-1/A**
>   **Filed November 10, 2009**
>   **File No. 333-162102**

Dear Ms. Paszko:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed November 10, 2009

Consent

1.   Please provide an updated consent from your independent registered accounting firm.

Summary, page 5

2.   Please be more specific regarding the status of your negotiations with Polish retailers, as requested in comment one from our letter dated October 21, 2009. Revise to clarify what you mean that two more stores are "interested" in signing an agreement.

3.   We reissue comment two from our letter dated October 21, 2009. Please discuss whether your business model may violate any distribution or exclusivity agreements that brand owners may have regarding the apparel that you are planning on selling. Discuss the impact any violations may have upon your business.

4.   We reissue comment three from our letter dated October 21, 2009. Please provide disclosure in your summary section that you are not raising any money in this offering and that you need to obtain additional financing before you can commence your business. Also, discuss the consequences if you are unable to obtain this financing, as disclosed on pages 30 and 32 of your filing and the risk factor on page eight.

Risk Factors, page 7

5.   We note your risk factor in which you state that beginning with your fiscal year ended July 31, 2008, you are required to include in your annual report your assessment of the effectiveness of your internal control over financial reporting ("ICFR"), pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Furthermore, you state that beginning with your fiscal year ending July 31, 2010, your independent registered public accounting firm will be required to attest to your assessment of ICFR. Please refer to the transition period provided to a newly public company that can be found in SEC Release No. 33-8760, and revise your disclosure accordingly.

6.   We note you added the second risk factor on page 15. Please also revise the first risk factor on page 15 to clarify that you do not have a market maker and that there is no assurance that a trading market will develop for your shares, as requested in comment eight from our letter dated October 21, 2009.

Description of Business, page 22

7.   We note your revised disclosure in response to comment 11 from our letter dated October 21, 2009. Your business plan remains unclear, and we reissue the comment and redirect your attention to Item 101(h)(4) of Regulation S-K. Please revise to provide a detailed business plan. For example and without limitation, we note your disclosure on page 23 that you intend to add a 40-50% mark-up to the orders you sell, but it is unclear what service you will provide to your customers to

encourage them to purchase merchandise from you, rather than directly from online clothing auctions. Refer to Item 101(h)(4)(i).

8.   We note that you have provided information on pages 22 and 23 from a "free business plan" available at www.thefinanceresource.com regarding the size of the apparel industry in the United States, the current recession, and your belief that you can buy inventory at significant discounts. The heading to the free business plan that you rely on says that it is for "demonstration purposes only," and it does not appear to be intended for use as a basis for factual information or to support claims regarding your industry. Please remove this disclosure or advise.

9.   In this regard, we note that your disclosure refers to the number of businesses in the United States engaged in "trade, wholesale and export of non-durable goods," but the relevant section in the source you have cited does not appear to refer to the number of business engaged in "export." To the extent you rely on independent sources for information in your prospectus, please cite the source accurately.

10.   We note your response to comment 12 from our letter dated October 21, 2009. It appears that Mrs. Paszko does not have experience in the import business. Add clear disclosure throughout and add appropriate risk factor disclosure.

Why Apparel?, page 23

11.   We note your response to comment 14 from our letter dated October 21, 2009. Your basis for believing that you can purchase your inventory at 40% of its regular price or highly discounted prices in normal economic conditions is still unclear. You have not disclosed the basis for your claim that Dawns Designer Clothing sells its merchandise at "70-80% of MSRP." Also, your disclosure does not clearly distinguish between MSRP and "regular price." Lastly, you also refer to obtaining a discount of 50-75%. Provide the basis for such statements, especially given the fact that you have not commenced any business to date. Additionally, please remove the disclosure that merchandise delivered to potential customers will be "40%-55% off regular price," or advise, given your disclosure on page 24 that you intend to add a 40% to 50% markup to each order that you sell. Please revise.

Revenue, page 23

12.   We note your disclosure that revenue will be the difference between what you pay to suppliers of merchandise and what you charge your clients. Please explain to us why you believe revenue is defined as the difference between what you pay to suppliers of merchandise and what you charge your clients, and provide us the US GAAP basis for this definition of revenue. Alternatively, revise your disclosure as necessary.

Licensing Agreements or Exclusivity Arrangements, page 24

13.   The quotation you have included on page 24 of your filing relates to manufacturing
        license agreements, which do not appear relevant to your company. Please remove
        this disclosure. Revise your filing to provide the basis for your belief that your
        business model does not violate any licensing agreements or exclusivity
        arrangements by apparel brands regarding where their apparel may be sold. Refer
        to comment two from our letter dated October 21, 2009.

14.   You have not provided the full website address for the source you cite on page 24.
        You must provide enough information for investors to access the sources that you
        rely on. Please revise.

Product Description, page 23

15.   Please explain how you will ensure that you will be able to supply the products you
        list on page 23, as well as the specific merchandise listed in Attachment A to the
        sales agreement with Artmex, given that you will be purchasing products from
        online auctions. We also note reference to filling orders placed on page 26. Refer
        to comment 18 from our letter dated October 21, 2009.

Compliance with Government Regulation, page 27

1. Taxes, page 27

16.   Please disclose the value-added tax that will apply to the goods that you intend to
        import to Poland, and your basis for determining this tax. The reference that you
        cite does not clarify what percentage of tax applies to which commodity, and your
        disclosure currently only refers to the tax that applies to "most" products imported
        into Poland.

17.   The website that you cite for your tax information says that tariffs in Poland range
        "from 0% to nearly 400%." Please reconcile this with your tariff disclosure on
        page 27.

Plan of Operations, page 30

November-January, 2009-2010: Negotiate sales agreement with potential customers, page
30

18.   Please discuss how you plan to raise funds for your business and the impact on
        your business if you are unsuccessful. Also, given the lack of funds, please explain
        your plans to ship your first merchandise in December.

19.   We note your disclosure that if you do not generate a significant amount of revenue, you "may not be able to purchase inventory." Please revise to explain this disclosure, given disclosure on pages 26 and 31 that indicates that you expect your customers to pay by wire transfer or cleared check/money order before you place their order.

Notes to Financial Statements, page 44

Note 5 – Related Party Transactions, page 49

20.   We note, on page 38, the September 28, 2009 transaction in which Mr. Tarasevich sold his 2,500,000 restricted shares of common stock for $2,500 to Ms. Urszula Dorota Paszko, your new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of the board of directors. Please revise the footnotes to your financial statements to include a subsequent events footnote for this transaction. In addition, please tell us the fair market value of the shares and how you determined the fair market value.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: fax: +48-22-485-3458